UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MCGRATH RENTCORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

580589-10-9

(CUSIP Number)

McGrath RentCorp

5700 Las Positas Road

Livermore, CA 94551

Phone: (925) 606-9200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 580589	Page 2 of 5

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Robert P. McGrath
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,103,983
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,103,983
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,103,983
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.62%*
(14)	Type of Reporting Person IN

* Based on 23,885,220 shares of the Company’s Common Stock outstanding on October 28, 2015, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2015.

CUSIP No. 580589	Page 3 of 5

Item 1.	Security and Issuer

This Amendment No. 1 amends, supplements and restates (as applicable) the statement on Schedule 13D filed on March 20, 2009 with the Securities and Exchange Commission (the “Original Filing”), and relates to the Reporting Persons’ beneficial ownership interest in the common stock (the “Common Stock”) of McGrath RentCorp, a California corporation (the “Company”), whose principal executive offices are located at 5700 Las Positas Road, Livermore, CA 94551. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Original Filing.

This Amendment No. 1 is being filed to reflect certain disposition of the Company’s Common Stock by the Reporting Persons and constitutes an exit filing for the Reporting Persons, whose aggregate beneficial ownership has fallen below 5.0% as a result of such disposition.

Item 2.	Identity and Background

There are no amendments to Item 2 of the Original Filing, except Item 2(c) which is hereby amended and restated to read in its entirety as follows:

(c) Mr. McGrath is the founder and former Chairman of the Board of Directors of the Company, and retired from the Board in June 2014. Ms. McGrath retired from the Board of Directors of the Company in June 2008.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is hereby amended by inserting the following text after the last paragraph thereof:

On December 30, 2015, the Reporting Persons gifted 96,500 shares of the Company’s Common Stock to the University of Notre Dame.

Item 4.	Purpose of Transaction

There are no amendments to Item 4 of the Original Filing.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby amended and restated to read in its entirety as follows:

(a) As of the date hereof, Mr. McGrath and Ms. McGrath beneficially own or may be deemed to beneficially own an aggregate of 1,103,983 shares of the Company’s Common Stock, which represents approximately 4.62% of the outstanding shares of Common Stock of the Company based on 23,885,220 shares of the Company’s Common Stock outstanding on October 28, 2015.

(b) The information set forth on the cover page of this Statement and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, each of Mr. McGrath and Ms. McGrath holds no shares of Common Stock for which either of them has sole dispositive and voting power. As of the date hereof, each of Mr. McGrath and Ms. McGrath holds shared dispositive and voting power over an aggregate of 1,103,983 shares of the Company’s Common Stock, consisting of all of the shares of Common Stock identified in Item 5(a) hereof.

CUSIP No. 580589	Page 4 of 5

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Statement and Item 5(a) and (b) hereof:

On December 30, 2015, Mr. McGrath and Ms. McGrath gifted 96,500 shares of Common Stock to the University of Notre Dame.

No other transactions in the Company’s Common Stock were effected during the 60 days prior to the date hereof by Mr. McGrath or Ms. McGrath.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Company’s Common Stock on December 30, 2015. This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no amendments to Item 6 of the Original Filing.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.1     Joint Filing Agreement, dated December 30, 2015, by and between Mr. McGrath and Ms. McGrath.

CUSIP No. 580589	Page 5 of 5

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 9, 2016

By:	/s/ Robert P. McGrath
Robert P. McGrath

By:	/s/ Joan M. McGrath
Joan M. McGrath